SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Red Robin Gourmet Burgers, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

75689M101
(CUSIP Number)

Marc Weingarten, Esq. and
David E. Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75689M101	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON CLINTON GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,200,254 (See Item 6)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,200,254 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,200,254 (See Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.69% (See Item 6)
14	TYPE OF REPORTING PERSON* IA; CO

CUSIP No. 75689M101	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON CLINTON MAGNOLIA MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,137,784 (See Item 6)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,137,784 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,137,784 (See Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.29%(See Item 6)
14	TYPE OF REPORTING PERSON* CO
* SEE INSTRUCTIONS

CUSIP No. 75689M101	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 62,470
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 62,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 62,470
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.40%
14	TYPE OF REPORTING PERSON* CO
* SEE INSTRUCTIONS

CUSIP No. 75689M101	SCHEDULE 13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON GEORGE HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,200,254 (See Item 6)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,200,254 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,200,254 (See Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.69% (See Item 6)
14	TYPE OF REPORTING PERSON* IN
* SEE INSTRUCTIONS

CUSIP No. 75689M101	SCHEDULE 13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON SPOTLIGHT ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,700
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON* CO
* SEE INSTRUCTIONS

CUSIP No. 75689M101	SCHEDULE 13D	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON GREGORY P. TAXIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,700
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON* IN
* SEE INSTRUCTIONS

CUSIP No. 75689M101	SCHEDULE 13D	Page 8 of 12 Pages

Item 1.	SECURITY AND ISSUER

The Schedule 13D filed on June 10, 2010 (the “Schedule 13D”), as amended by Amendment No. 1 dated June 24, 2010, as amended by Amendment No. 2 dated July 12, 2010, by the Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"), Clinton Special Opportunities Master Fund, Ltd. a Cayman Islands exempted company (“CSO”), George Hall (CGI, CMAG, CSO and George Hall, collectively "Clinton"), Spotlight Advisors, LLC, a Delaware Limited Liability Company ("SAL"), and Gregory Taxin (SAL and Gregory Taxin, collectively "Spotlight," and collectively with Clinton, the "Reporting Persons") relating to the shares of Common Stock, $0.001 par value per share (the "Shares"), of Red Robin Gourmet Burgers, Inc., a Delaware corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No.3 to the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Funds for the purchase of the Shares reported herein were derived from available capital of CMAG, CSO and SAL. A total of approximately $25,172,000 was paid to acquire such Shares.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 15,602,353 Shares outstanding, which is the total number of Shares outstanding as of May 18, 2010 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 21, 2010 for the period ended April 18, 2010.

As of the close of business on August 4, 2010, Clinton may be deemed the beneficial owners of an aggregate of 1,200,254 Shares constituting approximately 7.69% of the Shares outstanding.  Spotlight may be deemed to beneficially own 3,700 shares, constituting less than 0.1% of the Shares outstanding.

By virtue of the Letter Agreement, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934 and may be deemed to beneficially own 1,203,954 Shares, constituting approximately 7.72% of the Shares outstanding.  However, (i) Clinton expressly disclaims beneficial ownership of the Shares beneficially owned by Spotlight and (ii) Spotlight expressly disclaims beneficial ownership of the Shares beneficially owned by Clinton.

(b) By virtue of investment management agreements with CMAG and CSO, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,200,254 Shares beneficially owned by CMAG and CSO. By virtue of his direct and indirect control of CGI and CSO, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI and CSO has voting power or dispositive power.

By virtue of his direct control as managing member of SAL, Gregory Taxin is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which SAL has voting power or dispositive power.

CUSIP No. 75689M101	SCHEDULE 13D	Page 9 of 12 Pages

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference.  Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is being amended to include the following:

After the market closed on August 4, 2010, the Reporting Persons and the Issuer reached an agreement with respect to the appointment of the Additional Director to the Board of the Issuer.  On August 5, 2010, the Reporting Persons and the Issuer entered into a Letter Agreement (the "Letter Agreement"), whereby the parties entered into the following agreements and confirmed agreements set forth in a certain letter agreement dated March 4, 2010 (the "Agreement"): (i) that Glenn Kaufman shall constitute the Additional Director in accordance with Section 1(c) of the Agreement and will serve as a Class II director, rather than a Class III directors and (ii) in the event the Issuer publicly announces either (x) a definitive agreement with respect to the acquisition or all or greater than 50% of its outstanding stock or (y) the Board of Directors of the Issuer (the "Board") determines to engage in a consideration of strategic alternatives, including the potential sale of the Issuer, then the restrictions set forth in Sections 9(d) and 9(e) of the Agreement shall not be deemed to apply to any action taken by the Reporting Persons with a third party to prepare and present an acquisition proposal to the Board and any filing made by the Reporting Persons on Schedule 13D that is required with respect to such proposal will not constitute a violation of Sections 9(d) or 9(e) of the Agreement.  In addition, the Reporting Persons and the Issuer agreed that the parties will continue to be bound by the term and conditions of the Agreement.

The foregoing description of the Letter Agreement is a summary only and is qualified in its entirety by reference to the Letter Agreement, which is attached hereto as Exhibit 6 and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 6:  Letter Agreement, dated August 5, 2010 by and among CGI, Spotlight and the Issuer.

CUSIP No. 75689M101	SCHEDULE 13D	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 2010

CLINTON GROUP, INC.

By:	/s/ Francis Ruchalski
	Name:	Francis Ruchalski
	Title:	Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.

By:	/s/ Francis Ruchalski
	Name:	Francis Ruchalski
	Title:	Chief Financial Officer

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Francis Ruchalski
	Name:	Francis Ruchalski
	Title:	Chief Financial Officer

/s/ George Hall
George Hall

SPOTLIGHT ADVISORS, LLC

By:	/s/ Gregory P. Taxin
	Name:	Gregory P. Taxin
	Title:	Managing Member

/s/ Gregory P. Taxin
Gregory P. Taxin

CUSIP No. 75689M101	SCHEDULE 13D	Page 11 of 12 Pages

SCHEDULE B

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person during the past sixty days.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

EQUITY

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

6/9/2010	50,000	18.15989
6/10/2010	47,000	18.788699
7/1/2010	18,240	17.504672
7/16/2010	(52,500)	20.00

OPTIONS

Trade Date	Expiration Date	Quantity	Strike Price ($)

6/10/2010	7/16/2010	(55,000)	20.00
6/15/2010	7/16/2010	(35,000)	20.00
6/25/2010	7/16/2010	5,000	20.00
6/29/2010	7/16/2010	11,300	20.00
7/1/2010	7/16/2010	1,200	20.00
7/2/2010	7/16/2010	10,000	20.00
7/12/2010	7/16/2010	10,000	20.00
7/20/2010	8/20/2010	(25,000)	20.00
7/20/2010	8/20/2010	(60,000)	20.00

CLINTON MAGNOLIA MASTER FUND, LTD.

EQUITY

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

6/7/2010	2,500	25.00000
6/8/2010	(15,000)	17.27547
6/15/2010	17,506	19.590843
6/15/2010	5,000	19.590843
6/17/2010	5,500	19.459758
6/17/2010	5,000	19.459758
6/18/2010	10,800	25.00
6/18/2010	24,800	20.00
6/18/2010	27,000	19.851008
6/18/2010	5,000	19.851008
6/18/2010	(2,000)	20.00
6/24/2010	11,444	18.366327
6/25/2010	5,000	18.41669
7/1/2010	2,500	17.505583
7/1/2010	5,000	17.505583
7/1/2010	1,100	17.57
7/1/2010	30,000	17.583
7/2/2010	5,100	19.221032
7/2/2010	5,000	19.221032

CUSIP No. 75689M101	SCHEDULE 13D	Page 12 of 12 Pages

7/6/2010	25,000	18.5316
7/8/2010	2,000	18.68825
7/8/2010	5,000	18.68825
7/9/2010	37,922	19.507845
7/9/2010	5,000	19.507845
7/12/2010	15,000	20.835209
7/12/2010	20,000	20.31823
7/14/2010	12,710	20.72228
7/15/2010	20,000	21.05396
7/16/2010	(100)	17.50
7/21/2010	10,000	21.11272
7/22/2010	(2,000)	21.7425
7/22/2010	34,987	21.89286
7/23/2010	25,000	21.99106
7/27/2010	5,000	22.3064
7/30/2010	5,000	21.20917
8/2/2010	(2,100)	22.12252
8/2/2010	4,000	22.24947
8/3/2010	10,000	21.6557

OPTIONS

Trade Date	Expiration Date	Quantity	Strike Price ($)

6/7/2010	6/18/2010	10,000	20.00
6/8/2010	6/18/2010	(23,100)	17.50
6/8/2010	6/18/2010	10,000	25.00
6/9/2010	6/18/2010	4,100	22.50
6/17/2010	6/18/2010	23,100	17.50
6/17/2010	6/18/2010	22,500	20.00
6/25/2010	7/16/2010	5,000	17.50
7/1/2010	7/16/2010	(100)	17.50
7/2/2010	8/20/2010	(45,000)	20.00
7/9/2010	8/20/2010	(50,000)	20.00
7/9/2010	8/20/2010	(50,000)	20.00
7/12/2010	8/20/2010	(25,000)	22.50
7/12/2010	8/20/2010	(20,000)	20.00
7/14/2010	8/20/2010	(5,000)	22.50
7/15/2010	8/20/2010	(10,000)	22.50
7/21/2010	9/17/2010	(10,000)	22.50
7/22/2010	8/20/2010	(40,000)	20.00
7/22/2010	8/20/2010	(5,000)	22.50
7/27/2010	8/20/2010	(75,000)	22.50
8/2/2010	8/20/2010	(35,000)	22.50
8/2/2010	9/17/2010	(30,000)	22.50
8/2/2010	8/20/2010	(10,000)	20.00
8/3/2010	8/20/2010	(5,000)	22.50
8/3/2010	9/17/2010	(15,000)	22.50
8/3/2010	8/20/2010	(10,000)	20.00
8/4/2010	8/20/2010	(3,300)	22.50
8/4/2010	8/20/2010	(45,000)	22.50
8/4/2010	9/17/2010	(20,000)	22.50
8/4/2010	8/20/2010	(50,000)	20.00

EXHIBIT 6

LETTER AGREEMENT

Red Robin Gourmet Burgers, Inc.
6312 South Fiddlers Green Circle, # 200N
Greenwood Village, CO 80111

August 5, 2010

Mr. Gregory P. Taxin
Spotlight Advisors, LLC
9 West 57th Street, 26th Floor
New York, NY  10019

Mr. Vincent Darpino
Clinton Group, Inc.
9 West 57th Street, 26th Floor
New York, NY  10019

Dear Messrs. Taxin and Darpino:

The parties to that certain letter agreement dated March 4, 2010 (the “Agreement”) among Spotlight Advisors, LLC, a Delaware limited liability company (“Spotlight”) and Clinton Group, Inc., a Delaware corporation (“Clinton”), on behalf of themselves and their respective affiliated funds, persons and entities, both current and future (collectively, the “Investor Group”) and Red Robin Gourmet Burgers, Inc., a Delaware corporation (the “Company”), hereby agree as follows (capitalized terms used but not otherwise defined in this letter agreement shall have the meanings given to such terms in the Agreement):

1.           Glenn Kaufman shall constitute the Additional Director in accordance with Section 1(c) of the Agreement.  The parties hereby agree that Mr. Kaufman will serve as a Class II director, rather than a Class III director, as originally contemplated by Section 1(c) of the Agreement.

2.           For purposes of clarification, should the Company publicly announce that (i) it has entered into a definitive agreement with respect to the acquisition of all or greater than 50% of its outstanding common stock or (ii) the Board has determined to engage in a consideration of strategic alternatives, including the potential sale of the Company, the restrictions in Sections 9(d) and 9(e) of the Agreement shall not be deemed to apply to any action taken by the Investor Group either alone or together with a third party to make preparations for and present directly to the Board in a confidential manner an acquisition proposal; and further, that any filing made by the Investor Group on Schedule 13D that is required with respect to such a proposal shall not constitute a violation of Subsection 9(d) or 9(e) of the Agreement.

3.           Except as specifically set forth herein, the parties continue to be bound by the terms and conditions of the Agreement.  This letter agreement may be executed by the parties in counterparts, all of which will be deemed an original instrument, but together will constitute one and the same instrument.  The parties may execute this letter agreement by facsimile or electronically scanned signatures, and such signatures will be valid and binding as original signatures.

If you are in agreement with the foregoing, please so indicate by executing this letter agreement below.

Very truly yours,

By:	/s/ Pattye Moore
Pattye Moore, Chair of the Board

Accepted and agreed to this
5th day of August, 2010:

SPOTLIGHT ADVISORS, LLC

By:	/s/ Gregory P. Taxin
	Name:	Gregory P. Taxin
	Title:	Managing Member

CLINTON GROUP, INC.

By:	/s/ Francis Ruchalski
	Name:	Francis Ruchalski
	Title:	Chief Financial Officer